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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)

                           J. Alexander's Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    466096104
                   -------------------------------------------
                                 (CUSIP Number)


                               Lonnie J. Stout II
                         3401 West End Avenue, Suite 260
                           Nashville, Tennessee 37202
                                 (615) 269-1900

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.                              13D              PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

          Lonnie J. Stout II
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*

          00
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                       (7)     SOLE VOTING POWER
                               562,658 shares of Common Stock (includes options
  NUMBER OF                    to purchase 338,330 shares (right to acquire))
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   555,199 shares of Common Stock (incudes options
                               to purchase 338,330 shares (right to acquire))
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               7,459 shares of Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          562,658 shares of Common Stock (includes options to purchase 338,330 shares (right to acquire))
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8% Common Stock
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 (14)     TYPE OF REPORTING PERSON*
          IN
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         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock") of J. Alexander's Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.

         ITEM 2. IDENTITY AND BACKGROUND.

         (a) Lonnie J. Stout II

         (b) 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202

         (c) Chairman, President and Chief Executive Officer of the Issuer

         (d) During the last five years, Mr. Stout has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Stout has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) United States.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of May 16, 2000, Mr. Stout's beneficial ownership increased by 180,000 shares of Common Stock of the Issuer pursuant to a stock option grant that vests in full on June 30, 2000. The exercise price of the option is $2.25 per share, which was the market price on the date of grant (November 8, 1999), and increases by 15% on each anniversary of the date of grant. This option was contingent upon shareholder approval of an amendment to the issuer's 1994 Employee Stock Incentive Plan. In addition, on February 18, 2000, Mr. Stout borrowed $424,005 from the Issuer to purchase 128,971 shares of Common Stock of the Issuer under the Issuer's 1999 Employee Loan Program, as disclosed in the Issuer's proxy statement on Schedule 14-A for its 2000 Annual Meeting, filed with the SEC on April 3, 2000.




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         ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Stout is the Chairman, President, Executive Officer and a director of the Issuer and may buy and sell shares of Common Stock from time to time. In addition, he is eligible to participate in the Issuer's employee benefit plans, including its 1994 Employee Stock Incentive Plan, Employee Stock Ownership Plan, and the 1999 Loan Program, pursuant to which he may purchase Common Stock or receive grants of Common Stock or derivative securities and thereby become the beneficial owner of Common Stock. Mr. Stout acquired his shares of Common Stock for investment purposes and not with a purpose or effect of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

         Except as set forth above, Mr. Stout has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

               (a) Mr. Stout beneficially owns 7.8% of the Common Stock of the Issuer, or 562,658 shares of Common Stock.

               (b) Mr. Stout beneficially owns the following number of shares of Common Stock with:

               Sole Voting Power: 562,658 shares (includes options to purchase 338,330 shares (right to acquire)) of Common Stock

               Shared Voting Power: 0

               Sole Dispositive Power: 555,199 shares (includes options to purchase 338,330 shares (right to acquire)) of Common Stock

               Shared Dispositive Power: 7,459 shares of Common Stock

         (c) N/A

         (d) N/A

         (e) N/A



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         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

         As of May 16, 2000, Mr. Stout's beneficial ownership increased by 180,000 shares of Common Stock of the Issuer pursuant to a stock option grant that vests in full on June 30, 2000. The exercise price of the option is $2.25 per share, which was the market price on the date of grant (November 8, 1999), and increases by 15% on each anniversary of the date of grant. Mr. Stout's stock options and restricted stock are subject to the terms of the Issuer's 1994 Employee Stock Incentive Plan.

         In connection with his purchase of Common Stock under the Employee Loan Program, Mr. Stout received 6,449 shares of bonus stock and 6,449 shares of restricted stock granted under the 1994 Employee Stock Incentive Plan. The shares of restricted stock vest pursuant to a Restricted Stock Agreement at a rate of 20% on each of the second through sixth anniversaries of February 18, 2000. The market price of the Common Stock was $3.625 per share at the time of the award of the shares of bonus stock and restricted stock. All loans made under the loan program are evidenced by a note, bear interest at a rate of 3% and are due and payable on December 31, 2006, at which time a balloon payment of the unpaid interest and entire principal amount will become due and payable. In the event a participant receives from the Issuer bonus compensation, 30% of any such bonus is to be applied to the outstanding principal balance of the loan. Further, a participant's loan may become due and payable upon termination of a participant's employment or failure to make any payment when due, as well as under other circumstances set forth in the loan program documents. The interest rate and payment terms are adjusted to terms comparable to market rates and terms in the event a participant sells or pledges the shares purchased pursuant to the loan program (including shares of bonus stock awarded in connection with the program) without the Issuer's prior consent.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 The Issuer's 1994 Stock Incentive Plan, as amended, is incorporated by reference to Appendix A to the Issuer's Proxy Statement on Schedule 14-A for its 2000 Annual Meeting of Shareholders, filed with the SEC on April 3, 2000

         Exhibit 2 The Issuer's 1999 Employee Loan Program is incorporated by reference to Exhibit A to Registration Statement on Form S-8, Registration No. 333-91431.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    /s/ Lonnie J. Stout II
                                    --------------------------------------------
                                    Lonnie J. Stout II

Date:   May 16, 2000
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